

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433

Registration Statement No. 333-137902
Dated July 2, 2007

DWS SCUDDER
STRUCTURED NOTES
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DWS
SCUDDER
Deutsche Bank Group

Product Snapshot – PPN linked to a Basket of Commodities and Commodity Indices

Description & Benefits

This note offers clients:

- Exposure to a diversified basket of commodities and commodity indices composed of copper, aluminum, the DBLCI-OY Crude Oil Excess Return, the DBLCI-OY Agriculture Excess Return and the DBLCI-OY Precious Metals Excess Return.
- The opportunity to profit from an appreciation or a depreciation in the value of the Basket.
- 130% participation in the upside performance of the Basket or 30% participation in the absolute downside performance of the Basket, if held to maturity.
- 100% principal protection, if held to maturity.
- **Best Case Scenario:** Unlimited with basket appreciation, 30% with basket depreciation.
- **Worst Case Scenario:** No change in basket results in the return of principal if held to maturity.

Quick Facts

Issuer:	Deutsche Bank AG London (Moody's Aa1)
Underlying:	15% Copper 15% Aluminum 35% DBLCI-OY Crude Oil Excess Return 20% DBLCI-OY Agriculture Excess Return 15% DBLCI-OY Precious Metals Excess Return
Subscription Period Closes:	July 26, 2007 @ 10:00 AM EST
Term:	3 ½ Year
Investment Currency:	USD
Principal Protection:	100% at maturity
Upside Participation:	130%
Downside Participation:	30% in absolute downside performance
Investment Amount:	Minimum Denominations of $1,000

The DBLCI-OY Methodology

The DBLCI-OY™ Methodology seeks to enhance spot returns by attempting to optimize the roll yield between futures contracts.

- Captures returns from two sources: spot return and roll yield.
- Attempts to maximize the positive roll yield in backwardated markets.
- Attempts to minimize the negative roll yield in contangoed markets.
- Frees the investor from the mechanics of futures trading (e.g. contract rolling and physical delivery).

Basket Components

Copper
Aluminum
DBLCI-OY
Crude
DBLCI-OY
Agriculture
DBLCI-OY
Precious Metals

Component	Weighting
Copper	15%
Aluminum	15%
DBLCI-OY Crude ER	35%
DBLCI-OY Agriculture ER	20%
DBLCI-OY Precious Metals ER	15%

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 126CC, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement CC, term sheet No. 126CC and this product snapshot if you so request by calling toll-free 1-800-311-4409. The Deutsche Bank Liquid Commodity Index – Optimum Yield™ Excess Return is an intellectual property of Deutsche Bank AG. "Deutsche Bank Liquid Commodity Index – Optimum Yield™" is a trade mark of Deutsche Bank AG. Deutsche Bank AG reserves all the rights, including copyright, to the Index.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

NOT FDIC/NCUA INSURED, MAY LOSE VALUE, NOT A DEPOSIT, NOT INSURED BY ANY FEDERAL AGENCY
DWS Scudder is part of Deutsche Asset Management, which represents the US asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas, Inc. and DWS Trust Company

www.dws-scudder.com rep@dws.com SalesSupport: 800 621 1148 Retirement Services Specialists: 800 522 1441

DWS Scudder Distributors, Inc. 222 South Riverside Plaza Chicago IL 60606-5808

Product Snapshot – PPN linked to a Basket of Commodities and Commodity Indices

Historic Basket Price



Source: Prices from Bloomberg

Jan 1, 2002 = 0

Annual Basket Performance (12/31/97 – 6/27/07)



Source: Prices from Bloomberg

The above chart is for illustrative purposes only and does not purport to predict performance of the notes or the basket.

The payout on the securities is tied to the value of the basket on a specific date. As such, a temporary decline in value around such specific date could greatly affect the holder's return.

Risk Considerations

- The risk of investing in commodities can be substantial. The price of the instrument and the commodities and commodity linked indices which comprise the basket may be affected by numerous market factors, including events in the equity markets, the bond market and the foreign exchange market, fluctuations in interest rates, and world economic, political and regulatory events. A rise in the value of one commodity or commodity linked index may be offset by a fall in the value of one or more of the other commodities or commodity linked indices comprising the basket.

- Your return on the instrument will be dependent on the change in the value of the basket during the term of the instrument. There is no assurance that the commodities or commodity linked indices which comprise the basket will have positive or negative performance and past performance of any of the commodities or commodity linked indices which comprise the basket is not a guarantee, nor necessarily indicative, of their future performance.

- The notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You should review carefully the tax summary in the accompanying pricing supplement under "— Certain Income Tax Consequences" and the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences."

- The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes. Because of the variable nature of the payment due at maturity, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

- A liquid secondary market for the notes does not exist. If requested by an investor, Deutsche Bank AG may, at its sole discretion, provide a quote depending on a number of factors such as market conditions. Even if there is a secondary market, the price at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you prior to maturity, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you.

- The receipt by the investor of monies owed under the securities is subject to and dependent on Deutsche Bank AG's abilities to pay such monies. Consequently, investors are subject to a counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

Past performance – including any performance based on retrospective calculations – is not necessarily indicative of future results.

